Exhibit 99.2

Eksportfinans

norway

First half-year report 2012

Eksportfinans asa

Comment from the President and CEO……………………………………….… 3

Financial highlights…………………………………………………………………. 4

Highlights……………………………………………………………………………….… 5

Export lending…………………………………………………………………………. 5

Local government lending…………………………………………………………. 6

Securities…………………………………………………………………………………. 6

Funding…………………………………………………………………………………. 6

Liquidity…………………………………………………………………………………. 6

Results……………………………………………………………………………………… 7

Balance sheet……………………………………………………………………………. 9

Prospects for the second half-year 2012………………………………………. 9

Condensed statement of comprehensive income…………………………. 10

Condensed balance sheet…………………………………………………….…… 11

Condensed statement of changes in equity…………………………………. 12

Condensed cash flow statement…………………………………………………. 13

Notes to the condensed financial statements……………………………. 14

Certain statements contained herein constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. See the Company’s 2011 20-F for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Eksportfinans performed well and according to plan in the first half-year of 2012.

On July 1, 2012 Eksportfinans finalized the process of adapting the organization to the situation where the state-owned company Export Credit Norway (Eksportkreditt Norge AS) took over the Norwegian export financing scheme that has been handled by Eksportfinans since 1978. 29 Eksportfinans staff members, primarily from the lending department, have assumed positions at Export Credit Norway.

We believe that we have secured the necessary expertise and skills to manage Eksportfinans’ operations going forward, with approximately 55 employees now taking care of the interests of the Company and its stakeholders based on the existing portfolios of assets, liabilities and other commitments.

On July 1, 2012 Ms. Martine Mills Hagen entered the executive management group as Executive Vice President and Director of Funding & Lending. On the same date Mr. Olav Einar Rygg and Mr. Ivar Slengesol took up new management positions in the state-owned entity. From the same date Mr. Oliver Siem’s responsibilities include strategic projects in addition to his current responsibility for treasury.

With effect from July 1, 2012, Eksportfinans’ agreement with the Norwegian Ministry of Trade and Industry to arrange new CIRR-qualifying loans on behalf of the Ministry, expired according to plan. However, the Company is still one of the largest financial institutions in Norway with substantial lending, liquidity and funding portfolios.

The prices of Eksportfinans’ bonds increased during the first half-year of 2012, and it is our impression that bond investors have become more reassured with regards to the Company’s situation in this period. These increased prices led to a reduction in the accumulated gains related to the Company’s own debt, net of derivatives, from NOK 42.1 billion to NOK 30.0 billion during the first six months of 2012. (For more information on the valuation of Eksportfinans’ own debt, see page 7 of this report.)

Eksportfinans has not been directly affected in any material way by current events in peripheral Europe. We see our risk profile as stable and will continue to monitor developments closely.

Gisèle Marchand

President and CEO

President and CEO Gisèle Marchand

First half-year report 2012 3

Unaudited

Financial highlights

Figures for interim periods are unaudited.

	Second quarter		First half-year	
(NOK million)	2012	2011	2012	2011
Net interest income	334	346	709	732
Total comprehensive income for the period [1]	1,708	58	(8,050)	110
Return on equity [2]	26.5 %	4.7 %	(52.5 %)	4.4 %
Net return on average assets and liabilities [3]	0.72 %	0.64 %	0.72 %	0.67 %
Net operating expenses/average assets [4]	0.05 %	0.09 %	0.05 %	0.09 %
Total assets	182,465	205,550	182,465	205,550
Loans outstanding [5]	104,951	117,876	104,951	117,876
New loans disbursed	476	7,762	917	14,870
New bond debt issued	0	21,080	0	33,723
Public sector borrowers or guarantors [6]	40.0 %	38.0 %	40.0 %	38.0 %
Core capital adequacy	19.6 %	13.6 %	19.6 %	13.6 %
Capital adequacy	23.2 %	17.2 %	23.2 %	17.2 %
Exchange rate NOK/USD [7]	5.9833	5.3882	5.9833	5.3882

Definitions

1. Total comprehensive income for the period includes net losses on financial instruments at fair value amounts to NOK 11,839 million in the first half-year of 2012 compared to a loss of NOK 477 million in the first half-year of 2011.
2. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
3. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
4. Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).
5. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.
6. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
7. Exchange rate at balance sheet date.

First half-year report 2012 4

Highlights

Second quarter 2012

Underlying business operations showed continued good performance in the second quarter of 2012. Net interest income was NOK 334 million in the period, compared to NOK 346 million in the second quarter of 2011. The reduction was mainly due to the lower level of interest generating assets in the second quarter of 2012.

Total comprehensive income was NOK 1,708 million in the second quarter of 2012. The comparative figure was NOK 58 million in the second quarter of 2011. The increase was due to unrealized gains on Eksportfinans’ own debt (as explained in the section “Results”).

Net profit excluding unrealized gains and losses and excluding realized gains/losses hedged by the Portfolio Hedge Agreement (the “PHA”) (as explained under the section “Results”) was NOK 232 million in the second quarter of 2012, compared to NOK 193 million in the corresponding period of 2011.

First half-year 2012

Net interest income was NOK 709 million in the first half-year of 2012, compared to NOK 732 million in the first half-year of 2011.

Total comprehensive income was negative NOK 8,050 million in the first half-year of 2012. The figure was positive NOK 110 million in the same period of 2011. The lower figure for 2012 was due to unrealized losses on Eksportfinans’ own debt (as explained under the section “Results”).

Net profit excluding unrealized gains and losses and excluding realized gains/losses hedged by the Portfolio Hedge Agreement (the “PHA”) (as explained under the section “Results”) was NOK 470 million in the first half-year of 2012, compared to NOK 434 million in the corresponding period of 2011.

The core capital adequacy ratio at June 30, 2012 was 19.6 percent, which was 6.0 percentage points higher than that at June 30, 2011.

Total assets amounted to NOK 182 billion at June 30, 2012, compared to NOK 206 billion at June 30, 2011 and NOK 214 billion at December 31, 2011. The reduction since year-end was mainly due to the fact that since November 18, 2011 Eksportfinans has not been providing new loans in the Company’s name except with respect to commitments that existed prior to this date.

Regulatory framework

Eksportfinans is subject to temporary exemptions from the new regulations concerning the calculation of exposures to one single client, which are the same as the prevailing provisions in the European Union under the Capital Requirements Directive (Directive 2006/48/EU). During the exemption periods the Company can continue to use the reporting standards for large exposures that were in effect in 2010. The general exemption is valid until December 31, 2012. Loans to five clients have previously been reported to potentially be in breach of the prevailing regulations at the end of 2012. In a letter dated February 13, 2012, the Financial Supervisory Authority of Norway (“FSA”) granted extended time limits as to when Eksportfinans’ loan exposures shall be in compliance with the statutory maximum limits for these loans. The exemption periods are specific to each loan and last until the respective loan has reached the regulatory level, as a result of scheduled repayments of principal, between December 31, 2014 and December 31, 2016. The FSA has also requested Eksportfinans to adapt to the statutory requirement as soon as possible, to the extent it is able.

Export lending

New disbursements were NOK 917 million in the first half-year of 2012 (based on commitments made before November 18, 2011), compared to NOK 14.9 billion in the first half-year of 2011.

The lower volume of new lending in 2012 is a consequence of the government’s decision to assume responsibility for the government-supported export credit scheme that until recently was managed by Eksportfinans, and the Company’s subsequent decision to currently discontinue new lending, except where commitments existed prior to November 18, 2011.

With effect from July 1, 2012, Eksportfinans’ agreement with the Norwegian Ministry of Trade and Industry to arrange new CIRR-qualifying

First half-year report 2012 5

loans on behalf of the Ministry expired according to plan. A new state-owned entity, Eksportkreditt Norge AS, has been established to offer government-supported export loans from this date.

The volume of outstanding export loans was NOK 94.9 billion at June 30, 2012 compared to NOK 103.0 billion at June 30, 2011 and NOK 111.3 billion at December 31, 2011.

Local government lending

Eksportfinans’ total involvement in local government lending totaled NOK 10.0 billion at June 30, 2012, compared to NOK 14.9 billion at June 30, 2011 and NOK 10.5 billion at December 31, 2011.

Securities

The total securities portfolio was NOK 44.4 billion at June 30, 2012, compared to NOK 64.1 billion at June 30, 2011 and NOK 51.9 billion at December 31, 2011. The reduction since year end was mainly due to maturing investments.

The securities portfolio consists of two different sub-portfolios. The first is subject to a Portfolio Hedge Agreement with Eksportfinans shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 19.1 billion at June 30, 2012, compared to NOK 28.6 billion at June 30, 2011 and NOK 23.4 billion at December 31, 2011. The PHA portfolio will largely be run off to maturity. For further information on the PHA see Note 14 to the accompanying unaudited condensed financial statements and the Company’s Annual

Report on Form 20-F for the fiscal year ended December 31, 2011, (filed with the Securities and Exchange Commission on March 30, 2012 (“the 2011 20-F”)).

The fair value of the liquidity reserve portfolio was NOK 25.3 billion at June 30, 2012, compared to NOK 35.5 billion at June 30, 2011 and NOK 28.5 billion at December 31, 2011.

Funding

According to plan, Eksportfinans did not seek new funding from the markets during the first half of 2012.

Liquidity

As at June 30, 2012, the Company has liquidity reserves totaling NOK 47.9 billion, consisting of the liquidity reserve portfolio of NOK 25.3 billion, the part of the PHA portfolio that is not pledged as security of NOK 13.4 billion and cash equivalents of NOK 9.2 billion. In addition to this liquidity reserve, the Company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short- and medium term. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

The table on page 7 shows cumulative liquidity, as measured by short-term liquidity as of June 30, 2012, plus i) the amounts of maturing loans and investments and minus ii) the amounts of maturing bond debt, based on estimated maturities.

For the figures in the table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system.

First half-year report 2012 6

(NOK million)	Estimated long-term debt maturing [4]	Estimated loan receivables maturing [5]	Estimated long-term investments (PHA) maturing [6]	Estimated cumulative liquidity [7]
Short-term liquidity (actual) at June 30, 2012 [1]:				33,687
2012	12,435	13,975	5,660	40,887
2013	36,599 [2]	22,671	3,436	30,395
2014	20,577	21,275	2,299	33,392
2015	26,202 [3]	13,819	686	21,695
2016	20,746	12,997	932	14,878
2017	8,915	5,345	1,722	13,030
2018	1,444	3,934	294	15,814
2019	2,710	4,096	410	17,610
2020	921	2,680	547	19,916
2021	2,406	1,207	153	18,870
Thereafter	19,254	3,246	4,988	7,850
Total	**152,209**	**105,245**	**21,127**	

1) Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio (at fair value), deposits and principal outstanding of commercial paper funding
2) Includes the principal of GBP 50 million Capital Contribution Securities, which are redeemable from February 19, 2013
3) Includes the principal of JPY 50 million subordinated debt maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations
4) Principal amount outstanding of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
5) Represents principal amount outstanding of loan receivables
6) Represents principal amount outstanding of investments in the PHA portfolio
7) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term investments maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at June 30, 2012

Results

Net interest income

Net interest income was NOK 709 million in the first half-year of 2012. This was NOK 23 million lower than for the corresponding period in 2011. The main reason for the lower net interest income in the first half-year of 2012 compared to the first half-year of 2011, was the lower level of interest generating assets, specifically the securities portfolio and municipal lending portfolio.

The net return on average assets and liabilities (see "Financial highlights" on page 4) was 0.72 percent in the first half-year of 2012, compared to 0.67 percent for the corresponding period in 2011.

Net other operating income

Net other operating income was negative NOK 11,787 million for the first half-year of 2012 compared to negative NOK 477 million in the same period in 2011.

The main reason for this significant change is the large fluctuation in the market prices of Eksportfinans' own debt. These prices fell significantly following the decision by the Norwegian government on November 18, 2011 to establish a state-funded export financing scheme and the consequent rating downgrades of Eksportfinans. In the first quarter of 2012, the market prices of Eksportfinans' debt increased significantly, whereas the prices in the second quarter have decreased, due to the general financial situation in Europe.

These market fluctuations have led to large changes in the fair value of Eksportfinans' own debt. In the first half-year of 2012, unrealized losses on Eksportfinans' own debt amounted to NOK 17,457 million compared to unrealized losses of NOK 1,157 million in the first half-year of 2011 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 12,032 million compared to an unrealized loss of NOK 449 million in the first half-year of 2011 (see note 15 to the accompanying unaudited condensed financial statements). The cumulative unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 30,038 million as of June 30, 2012 compared to a cumulative unrealized gain of NOK 42,070 million as of December 31, 2011.

First half-year report 2012 7

These unrealized gains on Eksportfinans' own debt will be reversed as unrealized losses in future periods following any tightening in credit spreads and the passage of time. Capital adequacy will not be affected by this in any material way as changes in fair value caused by movements in credit spreads do not have an impact on total regulatory capital. In addition to the net unrealized losses on Eksportfinans' own debt of NOK 12,032 million (net of derivatives), net other operating income in the first half-year of 2012 included an unrealized gain on loans, net of derivatives, of NOK 111 million (compared to an unrealized gain of NOK 97 million in the first half-year of 2011), an unrealized gain on bonds under the PHA of NOK 412 million (compared to an unrealized gain of NOK 339 million in the corresponding period in 2011) and an unrealized loss of NOK 451 million on the PHA itself (compared to an unrealized loss of NOK 285 million in the first half-year of 2011). (See notes 2 and 15 to the accompanying unaudited condensed financial statements for the breakdown of these line items).

Total operating expenses

Total operating expenses amounted to NOK 103 million in the first half-year of 2012, compared to NOK 102 million in the first half-year of 2011. The key ratio of net operating expenses in relation to average assets was 0.05 percent in the first half-year of 2012, compared to 0.09 percent for the same period in 2011. The reason for this decrease is that the agreement with the Ministry of Trade and Industry (the "**Ministry**") in which Eksportfinans had a mandate to arrange loans on behalf of the Ministry until July 1, 2012 allowed Eksportfinans to be reimbursed for its costs by the Ministry. This fee is booked as Other Income, which is deducted from operating expenses when calculating the key ratio of net operating expenses relative to average assets (see footnote 4 to Financial Highlights).

Profit/(loss) for the period

Total comprehensive income in the first half-year of 2012 was negative NOK 8,050 million, compared to positive NOK 110 million in the corresponding period of 2011. The decrease is due to the large unrealized losses on Eksportfinans' own debt.

Return on equity was negative 52.5 percent in the first half-year of 2012, compared to positive 4.4 percent in the first quarter of 2011 for the same reason.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they

	Second quarter		First half-year	
(NOK million)	2012	2011	2012	2011
Comprehensive income for the period in accordance with IFRS	1,708	58	(8,050)	110
Net unrealized losses/(gains)	(2,026)	93	11,860	358
Unrealized gains/(losses) related to Iceland [1]	2	11	(1)	9
Realized losses/(gains) hedged by the Porfolio Hedge Agreement [2]	(26)	83	(26)	83
Tax effect [3]	574	(52)	(3,313)	(126)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	232	193	470	434
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [4]	14.7 %	14.4 %	15.2 %	16.6 %

1. Reversal of previously recognized loss (at exchange rates applicable at June 30, 2012).
2. Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
3. 28 percent of the items above.
4. Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

First half-year report 2012 8

assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt, and the realized losses on investments which are hedged by the PHA.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 470 million in the first half- year of 2012. This was an increase of NOK 36 million compared to the same period in 2011. The reason for this increase was realized gains on securities and other financial instruments (See note 15 to the accompanying unaudited condensed financial statements).

Balance sheet

Total assets amounted to NOK 182 billion at June 30, 2012, compared to NOK 206 billion at June 30, 2011 and NOK 214 billion at December 31, 2011. This is mainly due to the limitations on new lending business since November 18, 2011 and repayments on the current loan and securities portfolios.

Loans totalling NOK 1.5 billion have been transferred from Eksportfinans to the Ministry during the first half-year of 2012. These loans are CIRR-qualifying loans that have been partially disbursed on Eksportfinans’ accounts before November 18, 2011, and the remaining part has been disbursed on behalf of the Ministry and is on the Ministry’s balance sheet. In consideration of the disbursed amount and accrued interest, these part disbursements made before November 18, 2011 have been transferred to the Ministry at fair value.

Outstanding commercial paper and bond debt was NOK 120 billion at June 30, 2012, compared to NOK 178 billion at June 30, 2011 and NOK 141 billion at December 31, 2011. The main reason for the decrease since year-end is maturing debt.

The capital adequacy ratio was 23.2 percent at June 30, 2012 compared to 17.2 percent at June 30, 2011 and 19.4 percent at December 31, 2011. The core capital adequacy ratio was 19.6 percent at June 30, 2012, compared to 13.6 percent at June 30, 2011 and 16.1 percent at December 31, 2011. The increase in the capital adequacy ratios is mainly due to high core earnings combined with a lower risk-weighted balance.

Prospects for the second half-year 2012

Eksportfinans continues to manage its portfolio of assets and liabilities with the overall objective to preserve Company value and to honor all duties and obligations in the years ahead. The Board considers the Company to be well positioned for this as it is well capitalized, has a comfortable liquidity situation and has a good balance between expected maturities of assets and liabilities.

The outlook is still uncertain in the capital markets due to economic difficulties in the European Union. Eksportfinans is monitoring the developments. The Company has no exposure to Greece and a limited exposure to Spain, Italy and Portugal. This exposure is covered by the Company’s PHA with its owners. In addition, Eksportfinans has some exposure to Ireland, covered by the PHA and government guarantees.

At June 30, 2012, Eksportfinans had NOK 30.0 billion in accumulated unrealized gains on its own debt, net of derivatives. Given a more normalized situation in the capital markets, the accumulated unrealized gains, will be reversed as unrealized losses in Eksportfinans financial statements. The unrealized losses do not affect Eksportfinans’ capital adequacy in any material way.

Oslo, August 16, 2012

EKSPORTFINANS ASA

The Board of Directors

First half-year report 2012 9

Unaudited

Condensed statement of comprehensive income

Figures for interim periods are unaudited.

Second quarter First half-year

(NOK million) 2012 2011 2012 2011 Note

Interest and related income 1,212 1,357 2,576 2,726

Interest and related expenses 878 1,011 1,867 1,994

Net interest income 334 346 709 732

Commissions and

income related to banking services 0 0 0 0

Commissions and

expenses related to banking services 1 2 2 3

Net gains/(losses) on

financial instruments at fair value 2,061(214)(11,839)(477) 2, 15

Other income 28 1 54 3

Net other operating income/ (loss) 2,088(215)(11,787)(477)

Total operating income 2,422 131(11,078) 255

Salaries and other administrative expenses 45 43 91 88

Depreciation 4 5 9 9

Other expenses 2 2 3 5

Impairment charges on loans at amortized cost 0 0 0 0

Total operating expenses 51 50 103 102

Pre-tax operating profit/(loss) 2,371 81(11,181) 153

Taxes 663 23(3,131) 43

Profit/(loss) for the period 1,708 58(8,050) 110

Other comprehensive income 0 0 0 0

Total comprehensive income 1,708 58(8,050) 110

The accompanying notes are an integral part of these condensed interim financial statements.

First half-year report 2012 10

Unaudited

Condensed balance sheet

Interim figures are unaudited.

(NOK million)	30.06.12	31.12.11	30.06.11	Note
Loans due from credit institutions [1]	29,050	40,340	35,693	4, 6, 7
Loans due from customers [2]	85,440	96,541	87,253	5, 6, 7
Securities	38,691	51,909	64,071	8
Repurchase receivable [3]	5,739	0	0	
Financial derivatives	16,064	19,446	13,291	
Deferred tax asset	0	0	144	
Intangible assets	11	16	21	
Fixed assets and investment property	204	210	204	9
Other assets	7,266	5,467	4,873	10
Total assets	**182,465**	**213,929**	**205,550**	
Deposits by credit institutions	4,554	1	133	
Borrowings through the issue of securities	120,054	141,489	177,858	11
Financial derivatives	10,933	13,870	13,069	
Deferred tax liabilities	8,022	11,343	444	
Taxes payable	191	295	0	
Other liabilities	10,502	10,722	7,634	12
Accrued expenses and provisions	121	128	106	
Subordinated debt	1,094	1,039	1,117	
Capital contribution securities	350	348	423	
Total liabilities	**155,821**	**179,235**	**200,784**	
Share capital	2,771	2,771	2,771	
Share premium reserve	177	177	177	
Reserve for unrealized gains	29,363	29,363	71	
Other equity	2,383	2,383	1,637	
Comprehensive income	(8,050)	0	110	
Total shareholders' equity	**26,644**	**34,694**	**4,766**	
Total liabilities and shareholders' equity	**182,465**	**213,929**	**205,550**	

1) Of NOK 29,050 million at June 30, 2012, NOK 28,642 million is measured at fair value through profit or loss and NOK 408 million is measured at amortized cost. Of NOK 35,693 million at June 30, 2011, NOK 30,280 million is measured at fair value through profit or loss and NOK 5,413 million is measured at amortized cost.

2) Of NOK 85,440 million at June 30, 2012, NOK 53,638 million is measured at fair value through profit or loss and NOK 31,802 million is measured at amortized cost. Of NOK 87,253 million at June 30, 2011, NOK 53,153 million is measured at fair value through profit or loss and NOK 34,100 million is measured at amortized cost.

3) Securities posted as collateral for a loan from one of the owner banks. See note 14 for details.

The accompanying notes are an integral part of these condensed interim financial statements.

First half-year report 2012 11

Unaudited

Condensed statement of changes in equity

Figures for interim periods are unaudited.

(NOK million)	Share capital [1]	Share premium reserve [1]	Reserve unrealized gains [1, 2]	Other equity [2]	Comprehensive income [3]	Total equity
Equity at January 1, 2012	2,771	177	29,363	2,384	0	34,695
Total comprehensive income for the period	0	0	0	0	(8,050)	(8,050)
Equity at June 30, 2012	**2,771**	**177**	**29,363**	**2,384**	**(8,050)**	**26,644**
Equity at January 1, 2011	2,771	177	71	2,137	0	5,156
Dividends paid	0	0	0	(500)	0	(500)
Total comprehensive income for the period	0	0	0	0	110	110
Equity at June 30, 2011	**2,771**	**177**	**71**	**1,637**	**110**	**4,766**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of June 30, 2012.

3) The allocation of income for the period between the reserve for unrealized gains and other show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 8,629 million and increased other equity by NOK 579 million. The closing balances would have been NOK 20,734 million for the reserve for unrealized gains, and NOK 2,963 million for other equity.

The accompanying notes are an integral part of these condensed interim financial statements.

First half-year report 2012 12

Unaudited

Condensed cash flow statement

Figures for interim periods are unaudited.

First half-year

(NOK million) 2012 2011

Pre-tax operating profit/(loss)

from continuing operations(11,181) 153

Provided by operating activities:

Accrual of contribution from the Norwegian government(191)(190)

Unrealized losses (gains)

on financial instruments at fair value through profit or loss 11,860 358

Realized losses on financial instruments

at fair value through profit or loss [non-cash items] 0 27

Depreciation 9 9

Disbursement of loans(917)(14,870)

Principal collected on loans 18,196 16,490

Purchase of financial investments (trading)(22,063)(25,366)

Proceeds from sale or redemption of financial investments (trading) 27,161 22,810

Contribution paid by the Norwegian government 405 382

Taxes paid(295)(74)

Changes in:

Accrued interest receivable 448 5

Other receivables(2,084)(1,417)

Accrued expenses and other liabilities(459) 826

Net cash flow from operating activities 20,889(857)

Purchase of financial investments(3,666)(1,120)

Proceeds from sale or redemption of financial investments 4,140 6,040

Net cashflow from financial derivatives 3,972(5,355)

Purchases of fixed assets(1)(9)

Net proceeds from sales of fixed assets 1 0

Net cash flow from investing activities 4,446(444)

Change in debt to credit institutions 4,521 92

Net proceeds from issuance of commercial paper debt 0 99,616

Repayments of commercial paper debt(5,732)(97,321)

Net proceeds from issuance of bond debt 0 33,723

Principal payments on bond debt(29,989)(33,319)

Repayments of subordinated debt 0(404)

Dividends paid 0(500)

Net cash flow from financing activities(31,200) 1,887

Net change in cash and cash equivalents *)(5,865) 586

Cash and cash equivalents at beginning of period 13,403 3,932

Effect of exchange rates on cash and cash equivalents(227)(246)

Cash and cash equivalents *) at end of period 7,311 4,272

*) Cash equivalents are defined as bank deposits with maturity less than 3 months.

The accompanying notes are an integral part of these condensed interim financial statements.

First half-year report 2012 13

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' first half-year condensed interim financial statements have been presented in accordance with International Financial Reporting Standards - (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as those applied in Eksportfinans' annual financial statements of 2011. Those financial statements were approved for issue by the Board of Directors on March 1, 2012 and included in the Company's Annual Report on Form 20-F for the year-end December 31, 2011. These policies have been consistently applied to all the periods presented.

Figures for interim periods are unaudited.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year	
(NOK million)	2012	2011	2012	2011
Securities held for trading	24	(2)	29	(1)
Securities designated as at fair value at initial recognition	26	(83)	26	(82)
Financial derivatives	(16)	(41)	(32)	(57)
Other financial instruments at fair value	1	5	(2)	21
Net realized gains/(losses)	**35**	**(121)**	**21**	**(119)**
Loans and receivables	(8)	53	92	82
Securities 1)	118	155	461	251
Financial derivatives 2)	(2,756)	349	5,047	468
Commercial paper debt 3) 4)	1	1	(1)	1
Bond debt 3) 4)	4,670	(651)	(17,383)	(1,148)
Subordinated debt and capital contribution securities 3) 4)	3	4	(73)	(10)
Other	(2)	(4)	(3)	(2)
Net unrealized gains/(losses)	**2,026**	**(93)**	**(11,860)**	**(358)**
Net realized and unrealized gains/(losses)	**2,061**	**(214)**	**(11,839)**	**(477)**

1) Net unrealized gains/(losses) on securities

	Second quarter		First half-year	
(NOK million)	2012	2011	2012	2011
Securities held for trading	7	8	384	101
Securities designated as at fair value at initial recognition	111	147	77	150
Total	**118**	**155**	**461**	**251**

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 451 million as of June 30, 2012 and a loss of NOK 285 million as of June 30, 2011.

3) In the first half-year of 2012, Eksportfinans had an unrealized loss of NOK 17,457 million (loss of NOK 1,157 million in the corresponding period of 2011) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 12,032 million (loss of NOK 449 million in the same period of 2011).

4) In the first half-year of 2012, Eksportfinans had an unrealized loss of NOK 5,926 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 120 million in the corresponding period of 2011). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 11,532 million (loss of NOK 1,038 million in the same period of 2011).

See note 15 for a presentation of the above table through the eyes of management.

First half-year report 2012 14

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

Risk-weighted assets and off-balance sheet items

(NOK million)	30.06.2012		31.12.2011		30.06.2011	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	182,465	23,482	213,929	26,933	205,550	26,185
Off-balance sheet items		161		304		370
Operational risk		2,424		2,424		2,577
Total currency risk		0		0		69
Total risk-weighted value		**26,067**		**29,661**		**29,201**

The Company's eligible regulatory capital

(NOK million and in percent of risk-weighted value)	30.06.2012		31.12.2011		30.06.2011	
Core capital [1]	5,106	19.6 %	4,786	16.1 %	3,971	13.6 %
Additional capital [2]	949	3.6 %	975	3.3 %	1,051	3.6 %
Total regulatory capital	**6,055**	**23.2 %**	**5,761**	**19.4 %**	**5,022**	**17.2 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million)	30.06.12	31.12.11	30.06.11
Cash equivalents [1]	7,311	13,403	4,272
Other bank deposits and claims on banks	1,853	1,300	461
Loan to KLP Kreditt AS (also included in note 6)	0	0	4,294
Loans to other credit institutions, nominal amount (also included in note 6) [2]	20,451	26,252	27,161
Accrued interest and adjustment to fair value on loans	(565)	(615)	(495)
Total	**29,050**	**40,340**	**35,693**

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.
2) The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 9,742 million at June 30, 2012 and NOK 13,977 million at December 31, 2011.

5. Loans due from customers

(NOK million)	30.06.12	31.12.11	30.06.11
Loans due from customers, nominal amount (also included in note 6)	84,500	95,555	86,421
Accrued interest and adjustment to fair value on loans	940	986	832
Total	**85,440**	**96,541**	**87,253**

First half-year report 2012 15

Unaudited

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK million) 30.06.12 31.12.11 30.06.11

Loan to KLP Kreditt AS 0 0 4,294

Loans due from other credit institutions 20,451 26,252 27,161

Loans due from credit institutions 20,451 26,252 31,455

Loans due from customers 84,500 95,555 86,421

Total nominal amount 104,951 121,807 117,876

Commercial loans 73,685 87,208 84,285

Government-supported loans 31,266 34,599 33,591

Total nominal amount 104,951 121,807 117,876

Capital goods 25,622 33,991 32,319

Ships 42,058 44,989 46,823

Export-related and international activities *) 27,188 32,318 23,821

Direct loans to Norwegian local government sector 5,305 5,653 5,689

Loan to KLP Kreditt AS 0 0 4,294

Municipal-related loans to other credit institutions 4,723 4,798 4,878

Loans to employees 55 58 52

Total nominal amount 104,951 121,807 117,876

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) 30.06.12 31.12.11 30.06.11

Banking and finance 5,977 6,938 7,501

Renewable energy 5,494 5,494 1,100

Consumer goods 5,289 5,375 4,683

Aviation and shipping 4,842 5,233 1,472

Oil and gas 2,326 2,491 2,632

Infrastructure 1,341 1,060 149

Real estate management 1,262 5,063 5,825*)

Environment 655 661 0

Engineering and construction 0 0 335

Other categories 2 3 124

Total nominal amount 27,188 32,318 23,821

*) Infrastructure of NOK 149 million was previously included in the line captioned Real estate management as of June 30, 2011.

First half-year report 2012 16

Unaudited

7. Loans past due or impaired

(NOK million)	30.06.12	31.12.11	30.06.11
Interest and principal installment 1-30 days past due	6	3	28
Not matured principal on loans with payments 1-30 days past due	96	8	228
Interest and principal installment 31-90 days past due	1	25	6
Not matured principal on loans with payments 31-90 days past due	8	164	180
Interest and principal installment more than 90 days past due	497	504	533
Not matured principal on loans with payments more than 90 days past due	21	18	461
Total loans that are past due	**629**	**722**	**1,436**
Relevant collateral or guarantees received *)	133	224	952
Estimated impairments on loans valued at amortized cost	0	0	0

*) A total of NOK 496 million relates to exposure towards Icelandic banks as of June 30, 2012, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 133 million, the Norwegian government, through the Guarantee Institute for Export Credit (**GIEK**), guarantees approximately 87 percent of the amounts in default. The remaining 13 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	30.06.12	31.12.11	30.06.11
Trading portfolio	31,128	39,953	50,283
Repurchase Receivable	5,739	0	0
Other securities at fair value through profit and loss	7,563	11,956	13,788
Total	**44,430**	**51,909**	**64,071**

9. Fixed assets and investment property

(NOK million)	30.06.12	31.12.11	30.06.11
Buildings and land in own use	124	127	125
Investment property	69	70	70
Total buildings and land	193	197	195
Other fixed assets	11	13	9
Total	**204**	**210**	**204**

10. Other assets

(NOK million)	30.06.12	31.12.11	30.06.11
Settlement account 108-Agreement	577	823	668
Cash collateral provided	3,948	4,612	4,055
Claim on the Norwegian government	2,710	0	0
Other	31	32	150
Total	**7,266**	**5,467**	**4,873**

First half-year report 2012 17

Unaudited

11. Borrowings through the issue of securities

(NOK million)	30.06.12	31.12.11	30.06.11
Commercial paper debt	0	5,760	5,373
Bond debt	163,200	195,879	188,513
Accrued interest and adjustment to fair value on debt	(43,146)	(60,150)	(16,028)
Total	**120,054**	**141,489**	**177,858**

12. Other liabilities

(NOK million)	30.06.12	31.12.11	30.06.11
Grants to mixed credits	337	336	317
Cash collateral received	10,077	10,260	7,231
Other short-term liabilities	88	126	86
Total	**10,502**	**10,722**	**7,634**

13. Segment information

The Company is divided into three business areas; Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS (last installment received in September 2011), in addition to loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.

The segment information is in line with the management reporting.

	Export lending		Municipal lending		Securities	
	First half-year		First half-year		First half-year	
(NOK million)	2012	2011	2012	2011	2012	2011
Net interest income [1]	**456**	**437**	**36**	**64**	**218**	**230**
Commissions and income related to banking services [2]	0	1	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	(1)	9	0	0	(1)	(30)
Income/expense allocated by volume [4]	31	(4)	3	(1)	14	(2)
Net other operating income	**30**	**6**	**3**	**(1)**	**13**	**(32)**
Total operating income	**486**	**443**	**39**	**63**	**231**	**198**
Total operating expenses	**77**	**65**	**3**	**11**	**23**	**26**
Pre-tax operating profit/(loss)	409	378	36	52	208	172
Taxes	115	106	10	14	58	48
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**294**	**272**	**26**	**38**	**150**	**124**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expenses) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4) Income/expense, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

First half-year report 2012 18

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	First half-year	
(NOK million)	2012	2011
Export lending	294	272
Municipal lending	26	38
Securities	150	124
Non-IFRS profit/(loss) for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**470**	**434**
Net unrealized gains/(losses) 1)	(11,860)	(358)
Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)	1	(9)
Realized gains/(losses) hedged by the Portfolio Hedge Agreement	26	(83)
Tax effect 2)	3,313	126
Total comprehensive income	**(8,050)**	**110**

1) Reversal of previously recognized loss (at exchange rates applicable at June 30, 2012).
2) 28 percent of the items above.

14. Material transactions with related parties

The Company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	Repo facility 5)	Portfolio Hedge Agreement 6)
Balance January 1, 2012	12,373	3,486	774	24,714	0	615
Change in the period	(4,645)	(2,674)	(642)	(867)	4,552	(280)
Balance June 30, 2012	**7,729**	**812**	**132**	**23,848**	**4,552**	**335**
Balance January 1, 2011	10,869	1,277	656	21,480	0	535
Change in the period	1,314	(595)	226	(334)	0	(164)
Balance June 30, 2011	**12,183**	**682**	**882**	**21,146**	**0**	**371**

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. To date, EUR 600 million has been drawn with a Repurchase Date of February 26, 2015 at the latest and with respect to the drawn amount, Eksportfinans has the option to terminate the drawn tranche in whole on demand on February 27, 2013 and on specified termination dates thereafter.
6) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 2 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended for another year in the second quarter of 2012. Eksportfinans has not yet utilized this credit facility.

First half-year report 2012 19

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the Company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year	
(NOK million)	2012	2011	2012	2011
Securities [1]	36	(99)	25	(113)
Other financial instruments at fair value [1]	(1)	(22)	(4)	(6)
Net realized gains/(losses)	**35**	**(121)**	**21**	**(119)**
Loans and receivables [1]	(20)	2	111	97
Securities [1]	(66)	63	6	51
Commercial paper debt [1)2)3)]	1	1	(1)	1
Bond debt [1)2)3)]	2,104	(116)	(11,919)	(401)
Subordinated debt and capital contribution securities [1)2)3)]	12	(23)	(112)	(49)
Other financial instruments at fair value [1]	(1)	(4)	(1)	(2)
Net unrealized gains/(losses)	**2,030**	**(77)**	**(11,916)**	**(303)**
Financial derivatives related to the 108 agreement [4]	(4)	(16)	56	(55)
Net realized and unrealized gains/(losses)	**2,061**	**(214)**	**(11,839)**	**(477)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 30,038 million as of June 30, 2012, compared to NOK 967 million as of June 30, 2011.
3) In the first half-year of 2012, Eksportfinans had an unrealized loss of NOK 12,032 million (loss of NOK 449 million in the same period of 2011) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect on economical hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the period ended June 30, 2012 and 2011, the company recorded NOK 2,662 million and NOK 2,940 respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 2,476 million and NOK 4,187 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 87 million, and negative NOK 214 million, respectively, of interest income on economical hedging instruments and negative NOK 610 million and negative NOK 2,193, respectively, of interest expense on economical hedging instruments.

First half-year report 2012 20

Unaudited

16. Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

(NOK million)Up to and including 1 monthFrom 1 month up to and including 3 monthsFrom 3 months up to and including 1 yearFrom 1 year up to and including 5 yearsOver 5 yearsJune 30, 2012Deposit by credit institutions4,554 0 0 0 0 Non-structured bond debt7171,63625,28855,5805,030Structured bond debt17,61928,93127,2487,2473,045Commercial paper debt00541,2910Cash collateral10,0770000Subordinated loans0049400Capital contribution securities(1,991(1,876(1,7443,4941,778Derivatives net settled2142086683,0691,863Derivatives gross settled (pay leg)10,07816,09914,69115,365228Financial guarantees (off-balance)1,4120000Loan commitments (off-balance)17189000Total42,69845,18766,69986,04711,944Derivatives gross settled (receive leg)12,28418,18417,10414,940313Derivative assets net settled79791,6503,388502Derivative assets gross settled (pay leg)17,86920,59819,78431,5446,196Derivative assets gross settled (receive leg)19,25623,23323,79335,1947,056

(NOK million)Up to and including 1 monthFrom 1 month up to and including 3 monthsFrom 3 months up to and including 1 yearFrom 1 year up to and including 5 yearsOver 5 yearsDecember 31, 2011Deposit by credit institutions1 0 0 0 0 Non-structured bond debt1,2549,6546,38374,01111,209Structured bond debt19,24034,46038,7308,8943,598Commercial paper debt2,3032,2651,19900Cash collateral10,2600000Subordinated loans00561,3280Capital contribution securities02704640Derivatives net settled2691225962,5461,717Derivatives gross settled (pay leg)14,92214,92012,4345,921312Financial guarantees (off-balance)1,4220000Loan commitments (off-balance)299442,11300Total49,70062,39261,51193,16416,836Derivatives gross settled (receive leg)17,42917,78316,1925,876449Derivative assets net settled282271,9364,119603Derivative assets gross settled (pay leg)24,91333,73022,20545,5886,506Derivative assets gross settled (receive leg)26,82337,07525,71150,1507,471

First half-year report 2012 21

Unaudited

(NOK million)Up to and including 1 monthFrom 1 month up to and including 3 monthsFrom 3 months up to and including 1 year From 1 year up to and including 5 yearsOver 5 yearsJune 30, 2011Deposit by credit institutions133 0 0 0 0 Non-structured bond debt451,34120,17962,94513,155Structured bond debt19,15933,22939,1407,7733,688Commercial paper debt1,8863,492000Cash collateral7,2310000Subordinated loans00481,1980Capital contribution securities00264570Derivatives net settled108423012,9302,123Derivatives gross settled (pay leg)32,42939,68727,29219,0571,752Financial guarantees (off-balance)2,1420000Loan commitments (off-balance)8971,3844,9707560Total64,03079,17491,95695,11620,718Derivatives gross settled (receive leg)34,03341,18829,41217,9601,752Derivative assets net settled491071,8834,139733Derivative assets gross settled (pay leg)8,46520,49311,33717,3506,594Derivative assets gross settled (receive leg)9,62322,88313,77621,4318,555

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the Company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The Company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

First half-year report 2012 22

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities:

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
June 30, 2012						
Assets						
Loans and receivables due from credit institutions	4,586	859	1,229	9,532	491	16,697
Loans and receivables due from customers	4,407	599	13,505	41,496	45,341	105,347
Securities	1,879	4,307	24,727	8,566	8,304	47,783
Derivatives net settled	79	79	1,653	3,699	652	6,162
Derivatives gross settled (paying leg)	(15,255)	(12,897)	(17,151)	(35,233)	(15,571)	(96,108)
Derivatives gross settled (receiving leg)	15,824	13,524	18,802	39,643	20,676	108,469
Cash collateral	0	3,948	0	0	0	3,948
Total assets	**11,520**	**10,420**	**42,765**	**67,704**	**59,891**	**192,299**
Liabilities						
Deposits by credit institutions	4,554	0	0	0	0	4,554
Commercial paper debt	0	0	54	1,291	0	1,345
Non-structured bond debt	717	1,636	25,288	55,580	5,030	88,251
Structured bond debt	939	3,569	13,374	32,685	33,900	84,467
Derivatives net settled	214	208	664	3,057	1,863	6,006
Derivatives gross settled (paying leg)	520	5,465	7,411	32,664	10,615	56,674
Derivatives gross settled (receiving leg)	(535)	(5,371)	(7,434)	(33,986)	(15,371)	(62,696)
Cash collateral	0	10,077	0	0	0	10,077
Subordinated loans	0	0	494	0	0	494
Capital contribution securities	199	303	641	1,735	(2,893)	(15)
Total liabilities	**6,608**	**15,888**	**40,492**	**93,025**	**33,144**	**189,158**

First half-year report 2012 23

Unaudited

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
December 31, 2011						
Assets						
Loans and receivables due from credit institutions	11,995	1,898	6,003	18,484	2,213	40,593
Loans and receivables due from customers	528	3,644	11,751	50,760	45,694	112,378
Securities	4,555	7,649	21,156	13,251	10,387	56,999
Derivatives net settled	28	227	1,937	4,567	1,446	8,205
Derivatives gross settled (paying leg)	(22,797)	(25,556)	(19,467)	(49,578)	(15,719)	(133,117)
Derivatives gross settled (receiving leg)	24,007	26,515	20,468	54,896	21,228	147,113
Cash collateral	0	4,613	0	0	0	4,613
Total assets	**18,317**	**18,990**	**41,847**	**92,380**	**65,249**	**236,783**
Liabilities						
Deposits by credit institutions	1	0	0	0	0	1
Commercial paper debt	2,303	2,265	1,199	0	0	5,766
Non-structured bond debt	1,254	9,654	6,383	74,011	11,209	102,512
Structured bond debt	2,085	3,715	20,091	42,762	46,625	115,278
Derivatives net settled	269	122	578	2,459	1,677	5,104
Derivatives gross settled (paying leg)	3,910	2,217	3,581	26,476	12,640	48,824
Derivatives gross settled (receiving leg)	(3,905)	(2,299)	(3,836)	(29,023)	(18,742)	(57,806)
Cash collateral	0	10,260	0	0	0	10,260
Subordinated loans	0	0	56	1,328	0	1,384
Capital contribution securities	0	27	0	464	0	492
Total liabilities	**5,918**	**25,960**	**28,050**	**118,477**	**53,410**	**231,815**

First half-year report 2012 24

Unaudited

(NOK million)Up to and including 1 monthFrom 1 month up to and including 3 monthsFrom 3 months up to and including 1 yearFrom 1 year up to and including 5 yearsOver 5 yearsTotalJune 30, 2011AssetsLoans and receivables due from credit institutions2,1993786,2049,8401,83820,458Loans and receivables due from customers7325,0497,15959,01545,964117,919Securities4,9608,78620,92922,53811,85769,070Derivatives net settled491071,8904,4011,2767,722Derivatives gross settled (paying leg)(4,011)(8,942)(10,253)(27,889)(13,053)(64,149)Derivatives gross settled (receiving leg)4,1899,29011,41533,17418,06376,131Cash collateral04,0550004,055Total assets8,11718,72437,344101,07865,945231,208LiabilitiesDeposits by credit institutions1330000133Commercial paper debt1,8863,4920005,378Non-structured bond debt451,34120,17962,94513,15597,665Structured bond debt1,4763,01018,33838,09252,294113,209Derivatives net settled10842296986(4,701)(3,268)Derivatives gross settled (paying leg)24,41630,41919,34831,51114,191119,885Derivatives gross settled (receiving leg)(23,733)(29,645)(18,423)(32,764)(20,133)(124,698)Cash collateral07,2310007,231Subordinated loans00481,19801,246Capital contribution securities00264570482Total liabilities4,33215,89039,812102,42454,806217,264

For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.

First half-year report 2012 25

Unaudited

17. Contingencies

The contingencies are:

a) In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into a sales and purchase agreement (SPA) for the sale of Eksportfinans’s wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the SPA Eksportfinans made certain representations that among others included that (1) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (2) the list and characterization of loans as part of the due diligence process was correct in all material respect.

With respect to (1) above: KLP and Eksportfinans went to trial in February this year. The Judgment went against Eksportfinans. Eksportfinans has appealed the judgment. Appropriate accruals have been made regarding this contingency.

With respect to (2) above: With reference to the representations in the SPA related to the list and characterization of loans, KLP asserts to have discovered after the closing of the sale that certain loans in the list of loans provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt by approximately NOK 48 million. On December 6th, 2011 Eksportfinans was formally summoned by KLP. Eksportfinans is of the opinion that there are no grounds for the claim. The Company has not made any accruals regarding this contingency.

b) Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities last year, and the final settlement amount has been paid. Negotiations are still ongoing with the second entity. Final settlement amount is uncertain, but the best estimate of the obligation has been recorded. The relevant Lehman Brothers entity has, to date, not contested the original valuation and Eksportfinans cannot with sufficient reliability calculate the size of the possible obligation.

First half-year report 2012 26